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                           CHOATE, HALL & STEWART LLP
                                 EXCHANGE PLACE
                                53 STATE STREET
                        BOSTON, MASSACHUSETTS 02109-2804

                      T(617)248-5000       F(617) 248-4000
                                 www.choate.com


                                  May 13, 2005


BY EDGAR AND FACSIMILE:  (202-772-9203)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mara L. Ransom, Special Counsel

      RE:   SIERRA PACIFIC RESOURCES
            SCHEDULE TO-I FILED APRIL 15, 2005, AS AMENDED
            SEC FILE NO. 5-44979

            FORM S-4 FILED APRIL 15, 2005, AS AMENDED
            SEC FILE NO. 333-124083

Ladies and Gentlemen:

      On behalf of Sierra Pacific Resources (the "Company"), we are submitting this letter in response to your letter dated May 10, 2005 with respect to the Company's Registration Statement on Form S-4, referenced above, as amended by Amendment No. 1, filed on May 6, 2005, as further amended by Amendment No. 2, filed on May 11, 2005 (the "Registration Statement"), and the Company's Schedule TO-I, referenced above, as amended by Amendment No. 1, filed on May 6, 2005, as further amended by Amendment No. 2, filed on May 12, 2005 (the "Schedule TO"), both of which relate to the Company's offer to exchange new Premium Income Equity Securities ("PIES") in the form of Corporate PIES, together with a cash exchange fee, for its outstanding PIES in the form of Corporate PIES. Page references included in the body of the Company's responses are to Amendment No. 2 of the Registration Statement.

      The following sets forth the Company's responses to your letter dated May 10, 2005 relating to Amendment No. 1 of the Registration Statement and Amendment No. 1 of the Schedule TO. For ease of reference, your comments are set forth below in bold, followed by the Company's responses.
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May 13, 2005
Page 2

                                    FORM S-4

Selected Financial Information, page 38

1. WE NOTE THAT YOU HAVE FILED YOUR MOST RECENT QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005. PLEASE REVISE THIS TABLE TO PRESENT A SUMMARY OF THIS INFORMATION, PURSUANT TO ITEM 1010(C) OF REGULATION M-A. PLEASE ALSO REVISE THE DISCUSSION ON PAGE 98 TO INCORPORATE BY REFERENCE THIS FORM 10-Q AS WELL AS THE FORM 8-K'S FILED ON MAY 9TH AND 10TH.

      In accordance with your comment, the Company has revised the Registration Statement on page 38 to include financial information for the period ended March 31, 2005 and on page 99 to incorporate by reference, the Company's Form 10-Q for the quarter ended March 31, 2005 and the Company's Current Reports on Form 8-K filed on May 9, 2005 and May 10, 2005.

Exhibits 5.1 and 5.2

2. WE NOTE YOUR INDICATION THAT YOU PLAN ON FILING THESE EXHIBITS BY AMENDMENT. WE PRESUME THAT YOU PLAN TO FILE YOUR LEGAL OPINION(S) PRIOR TO SEEKING EFFECTIVENESS OF THE REGISTRATION STATEMENT. PLEASE ADVISE OR REVISE TO INCLUDE THESE EXHIBITS.

      The Company plans to file another amendment to the Registration Statement prior to seeking effectiveness of the Registration Statement for the primary purpose of filing exhibits 4.3 through 4.8 to the Registration Statement as well as our opinion and the opinion of the Company's Nevada Counsel, Woodburn and Wedge.

                                   * * * * * *

      Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5043, James W. Hackett at (617) 248-2133, or to Eunice Kim Chapon at (617) 248-5256. Thank you.

                                          Sincerely,



                                          /s/ William C. Rogers
                                          William C. Rogers


cc:   Michael W. Yackira
      James A. McDaniel, Esq.
      James W. Hackett, Esq.
      Eunice Kim Chapon, Esq.